Exhibit 99.1

Harry Winston Provides an Interim Trading Update in Response to Market Volatility Surrounding the Euro Sovereign Debt Crisis

TORONTO, Oct. 10, 2011 /CNW/ - Harry Winston Diamond Corporation (NYSE: HWD) (TSX: HW) announced the first two months of the third quarter have seen the jewelry and watch sales continue to increase.  Sales have been particularly strong in the US and Japan.  Chinese customers represent a growing share of the clientele in all sales regions.  Strong advertising of new product lines, such as Midnight watches, bridal and design jewelry, has delivered particularly strong increases while sales continue in high jewelry, Harry Winston's traditional business.

The mining business is modestly ahead of its production plan while joint venture cash calls have been below budget in Canadian dollars which, combined with the fall in the Canadian dollar against the company's reporting and sales currency of US dollars, gives an 11% reduction in joint venture operating costs for the first two months of the quarter against plan.

The company has approximately $ 112 million of rough diamond inventory at June sales prices (prices peaked at the July sale) and a further $75 million of capacity in its mining debt facility. The Jewelry and watch business has its own credit facility secured by its inventory.

Having increased in price by around 25% over the past year up to the end of July, the polished round diamonds that form the core of our jewelry sales, and polished diamond inventory, have since declined in price by about 10%.  The price changes are not uniform with some items, such as fancy shapes, not declining at all.  Over the same periods rough diamond prices increased by around 50%, but are now correcting against polished prices.

The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with European sovereign debt issues. The facilities have not been withdrawn or reduced, but neither have they been increased against higher unit prices. The processing industry is now selling polished and reducing rough purchases to increase liquidity even as jewelry retail consumption continues at levels higher than last year.

Chairman and Chief Executive Officer Robert Gannicott said, "The credit crisis of 2008/9 was centred on consumer credit and the banks that were supporting it. This had a dramatic effect on the consumer. The current crisis is centred on sovereign debt and the largely European banks that are its holders, while consumer off-take remains resilient.

Although we continue to make small sales of specific rough diamond assortments to specialist clients, we have elected not to make broader rough diamond sales into an unstable market that seeks bargains.  As a result, significant rough sales revenues from this period will be deferred into the fourth quarter, and possibly subsequent periods.  This time of the year is traditionally quiet in the rough diamond market being the Jewish and Indian holiday periods.  We expect a return to normality in November as demand increases in the lead-up to the Christmas, Indian wedding and Chinese New Year seasons."

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For further information:

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:01e 10-OCT-11